Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

PLUM CREEK TIMBER COMPANY, INC.

Pursuant to Section 242 of the

Delaware General Corporation Law

Plum Creek Timber Company, Inc. (the “Corporation”), a Delaware corporation, does hereby certify as follows:

FIRST: Paragraph E.2 of Article FOURTH of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

2.	Beneficial Owners Required to Provide Information.

(a)	Annual Disclosure. Every Beneficial Owner of more than 3%, or such lower percentages as are then required pursuant to regulations under the Code, of the outstanding shares of any class or series of Equity Stock of the Corporation shall, within 30 days after January 1 of each year, provide to the Corporation a written statement or affidavit stating the name and address of such Beneficial Owner, the number of shares of Equity Stock Beneficially Owned by such Beneficial Owner and a description of how such shares are held. Each such Beneficial Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Ownership Limit.

(b)	Disclosure at the Request of the Corporation. Each Person who is a Beneficial Owner of shares of Equity Stock and each Person (including the stockholder of record) who is holding shares of Equity Stock for a Beneficial Owner shall provide to the Corporation a written statement or affidavit stating such information as the Corporation may request in order to determine the Corporation’s status as a REIT and to ensure compliance with the Ownership Limit.

SECOND: Paragraph A of Article FIFTH of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

A.

Each director elected at each annual meeting of stockholders shall hold office for a term expiring at the next annual meeting of stockholders and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal. The Board of Directors shall have the authority, upon the approval and at the direction of a majority of its members, to designate a Nominating Committee and one or more committees, each committee to consist of one or more of the directors of the Corporation as selected by a majority of the members of the Board of Directors. To the extent permitted by law and provided in the resolution authorizing such committee, any such committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article FOURTH of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation, including any Preferred Stock Designation applicable thereto.

During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article FOURTH of this Certificate of Incorporation, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions and (b) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such director’s earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

THIRD: The definition of “Ownership Limit,” as set forth in Article ELEVENTH of the Corporation’s Restated Certificate of Incorporation, is hereby amended to read in its entirety as set forth below:

“Ownership Limit” shall mean (a) with respect to the Common Stock, 9.8% of the lesser of (1) the total number of shares of Common Stock outstanding, or (2) the value of the outstanding shares of Common Stock, or (b) with respect to Preferred Stock, 9.8% of the lesser of (1) the total number of shares of Preferred Stock outstanding, or (2) the value of the outstanding shares of Preferred Stock (or such other number or value of Preferred Stock as the Board of Directors may determine in fixing the terms of the Preferred Stock).

FOURTH: Article ELEVENTH of the Corporation’s Restated Certificate of Incorporation is hereby amended to delete the definition of “Excluded Holder.”

FIFTH: The foregoing amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed in its corporate name this 6th day of May, 2009.

PLUM CREEK TIMBER COMPANY, INC.

By:	/S/ JAMES A. KRAFT
Name: James A. Kraft Title: Senior Vice President, General Counsel and Secretary